Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AS AT DECEMBER 31, 2023

The following are the significant subsidiaries of Gold Royalty Corp. as at December 31, 2023 and the jurisdictions of incorporation in which they are organized. Gold Royalty Corp. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Subsidiaries	State or Jurisdiction of Incorporation

Gold Royalty U.S. Corp.	Delaware, USA
Ely Gold Royalties Inc.	British Columbia, Canada
Nevada Select Royalty, Inc.	Nevada, USA
REN Royalties LLC	Nevada, USA
VEK Associates	Nevada, USA
DHI Minerals (U.S.) Ltd.	Nevada, USA
1320505 B.C. Ltd.	British Columbia, Canada
Golden Valley Abitibi Royalties Ltd	British Columbia, Canada
Abitibi Royalties USA Inc.	Nevada, USA
Calone Mining Ltd.	British Columbia, Canada
1398464 B.C. Ltd	British Columbia, Canada
Gold Royalty Holdings Ltd.	British Columbia, Canada
Groyco Mex. S.A. de C.V.	Chihuahua, Mexico